Exhibit 99.2

ALAMOS GOLD INC.

THIRD QUARTER 2014 REPORT

September 30, 2014

(Based on International Financial Reporting Standards (“IFRS”) and stated in thousands of United States dollars, unless otherwise indicated)

INDEX

Unaudited Condensed Interim Consolidated Financial Statements

•	Consolidated Statements of Financial Position

•	Consolidated Statements of Comprehensive Income (Loss)

•	Consolidated Statements of Changes in Equity

•	Consolidated Statements of Cash Flows

•	Notes to the Condensed Interim Consolidated Financial Statements

THIRD QUARTER REPORT 2014

ALAMOS GOLD INC.

Consolidated Statements of Financial Position

(Unaudited - stated in thousands of United States dollars)

	September 30, 2014	December 31, 2013
ASSETS
Current Assets
Cash and cash equivalents	$375,167	$409,663
Short-term investments	—	7,792
Available-for-sale securities (note 4)	1,728	1,896
Other financial assets (note 4)	—	442
Amounts receivable	15,444	11,200
Income taxes receivable	9,774	—
Advances and prepaid expenses	7,185	9,068
Inventory (note 5)	57,324	37,972

Total Current Assets	466,622	478,033

Non-Current Assets
Other non-current assets (note 5)	5,314	2,696
Exploration and evaluation assets (note 6)	218,587	214,387
Mineral property, plant and equipment (note 7)	201,055	202,912

Total Assets	$891,578	$898,028

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$30,999	$23,487
Dividends payable (note 8)	12,736	—
Income taxes payable	—	1,783

Total Current Liabilities	43,735	25,270

Non-Current Liabilities
Deferred income taxes	41,145	38,715
Decommissioning liability (note 9)	21,392	21,406
Other liabilities	539	690

Total Liabilities	106,811	86,081

EQUITY
Share capital (note 10 a)	$509,068	$510,473
Warrants	21,667	21,667
Contributed surplus	25,726	24,236
Accumulated other comprehensive loss	(2,299)	(1,093)
Retained earnings	230,605	256,664

Total Equity	784,767	811,947

Total Liabilities and Equity	$891,578	$898,028

Commitments and Contingencies (note 12)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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THIRD QUARTER REPORT 2014

ALAMOS GOLD INC.

Consolidated Statements of Comprehensive Income (Loss)

(Unaudited - stated in thousands of United States dollars, except per share amounts)

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
OPERATING REVENUES	$38,523	$63,811	$123,877	$228,356

MINE OPERATING COSTS
Mining and processing	21,565	20,855	59,367	60,618
Royalties (note 12 a)	1,958	2,707	6,578	11,370
Amortization	10,709	15,845	31,832	45,241

	34,232	39,407	97,777	117,229

EARNINGS FROM MINE OPERATIONS	4,291	24,404	26,100	111,127
EXPENSES
Exploration	1,982	2,105	4,882	4,277
Corporate and administrative	3,871	4,071	12,305	17,289
Share-based compensation (note 10)	19	3,524	1,019	3,944

	5,872	9,700	18,206	25,510

EARNINGS (LOSS) FROM OPERATIONS	(1,581)	14,704	7,894	85,617

OTHER INCOME (EXPENSES)
Finance income	783	1,016	2,289	2,334
Financing expense	(350)	(212)	(1,048)	(688)
Foreign exchange loss	(2,078)	(431)	(2,039)	(7,395)
Other loss	(441)	(67)	(1,554)	(6,991)

EARNINGS (LOSS) BEFORE INCOME TAXES FOR THE PERIOD	(3,667)	15,010	5,542	72,877

INCOME TAXES
Current tax recovery (expense)	1,109	(8,186)	(1,871)	(34,611)
Deferred tax recovery (expense)	320	2,425	(2,430)	5,800

EARNINGS (LOSS) FOR THE PERIOD	$(2,238)	$9,249	$1,241	$44,066

Other comprehensive loss to be reclassified to profit or loss in subsequent periods:
- Unrealized loss on securities	(649)	(289)	(1,206)	(1,893)
- Reclassification of realized losses on available-for-sale securities included in earnings	—	—	—	2,668

COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	$(2,887)	$8,960	$35	$44,841

EARNINGS (LOSS) PER SHARE (note 10 f)
– basic	$(0.02)	$0.07	$0.01	$0.35
– diluted	$(0.02)	$0.07	$0.01	$0.35

Weighted average number of common shares outstanding
- basic	127,357,000	127,445,000	127,399,000	127,215,000
- diluted	127,357,000	127,752,000	127,403,000	127,393,000

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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THIRD QUARTER REPORT 2014

ALAMOS GOLD INC.

Consolidated Statements of Changes in Equity

For the nine-month periods ended September 30, 2014 and 2013

(Unaudited - stated in thousands of United States dollars)

	Number of shares outstanding	Share capital	Warrants	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Total Equity
Balance at January 1, 2013	120,871,408	$393,752	$—	$22,606	$(1,064)	$245,178	$660,472
Share-based compensation	—	—	—	2,710	—	—	2,710
Shares issued in purchase agreements	6,584,380	110,765	—	—	—	—	110,765
Shares repurchased and cancelled	(211,300)	(837)	—	—	—	(1,787)	(2,624)
Shares issued on exercise of options	464,500	6,793	—	(1,910)	—	—	4,883
Dividends	—	—	—	—	—	(25,519)	(25,519)
Warrants issued	—	—	21,667	—	—	—	21,667
Earnings	—	—	—	—	—	44,066	44,066
Other comprehensive income (tax impact; nil)	—	—	—	—	775	—	775

Balance at September 30, 2013	127,708,988	$510,473	$21,667	$23,406	$(289)	$261,938	$817,195

	Number of shares outstanding	Share capital	Warrants	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Total Equity
Balance at January 1, 2014	127,708,988	$510,473	$21,667	$24,236	$(1,093)	$256,664	$811,947
Share-based compensation	—	—	—	1,490	—	—	1,490
Shares repurchased and cancelled (note 10 b)	(351,502)	(1,405)	—	—	—	(1,828)	(3,233)
Dividends	—	—	—	—	—	(25,472)	(25,472)
Earnings	—	—	—	—	—	1,241	1,241
Other comprehensive loss (tax impact; nil)	—	—	—	—	(1,206)	—	(1,206)

Balance at September 30, 2014	127,357,486	$509,068	$21,667	$25,726	$(2,299)	$230,605	$784,767

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

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THIRD QUARTER REPORT 2014

ALAMOS GOLD INC.

Consolidated Statements of Cash Flows

(Unaudited - stated in thousands of United States dollars)

	For the three-month periods ended		For the nine-month periods ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Earnings (loss) for the period	$(2,238)	$9,249	$1,241	$44,066
Adjustments for items not involving cash:
Amortization	10,709	15,845	31,832	45,241
Financing expense	350	212	1,048	688
Unrealized foreign exchange loss	1,195	41	1,198	5,037
Deferred tax (recovery) expense	(320)	(2,425)	2,430	(5,800)
Share-based compensation	19	3,524	1,019	3,944
Loss on sale of securities	—	—	—	6,840
Other	189	(84)	290	525
Changes in non-cash working capital:
Fair value of forward contracts	(40)	(856)	—	—
Amounts receivable and income taxes receivable	(14,346)	(4,815)	(23,585)	(15,501)
Inventory	(5,609)	(1,384)	(16,665)	(4,725)
Advances and prepaid expenses	(1,019)	2,975	2,983	(9,081)
Accounts payable and accrued liabilities, and income taxes payable	11,084	3,415	15,147	306

	(26)	25,697	16,938	71,540

INVESTING ACTIVITIES
Sales (purchase) of securities	(1,011)	—	(176)	111,116
Short-term investments (net)	—	(3,688)	7,792	43,966
Contractor advances	—	(1,055)	(1,100)	(1,055)
Acquisition of Esperanza	—	(44,663)	—	(44,663)
Acquisition of Orsa	—	(3,403)	—	(3,403)
Proceeds on sale of equipment	266	—	266	—
Exploration and evaluation assets	(1,430)	(3,444)	(4,200)	(15,517)
Mineral property, plant and equipment	(13,912)	(9,622)	(36,847)	(26,720)

	(16,087)	(65,875)	(34,265)	63,724

FINANCING ACTIVITIES
Common shares issued	—	3,901	—	4,883
Shares repurchased and cancelled	—	—	(3,233)	(2,624)
Dividends paid	—	—	(12,736)	(12,749)

	—	3,901	(15,969)	(10,490)

Effect of exchange rates on cash and cash	(1,190)	(165)	(1,200)	(860)

Net (decrease) increase in cash and cash equivalents	(17,303)	(36,442)	(34,496)	123,914
Cash and cash equivalents - beginning of the period	392,470	466,412	409,663	306,056

CASH AND CASH EQUIVALENTS - END OF PERIOD	$375,167	$429,970	$375,167	$429,970

Supplemental information:
Interest paid	$—	$—	$—	$—
Interest received	$766	$1,088	$2,236	$2,292
Income taxes paid	$—	$6,427	$—	$33,935

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

5	ALAMOS GOLD INC.

THIRD QUARTER REPORT 2014

ALAMOS GOLD INC.

Notes to Condensed Interim Consolidated Financial Statements

September 30, 2014 and 2013

(Unaudited - stated in United States dollars, unless otherwise indicated)

1.	NATURE OF OPERATIONS

Alamos Gold Inc., a resident Canadian company, and its wholly-owned subsidiaries (collectively the “Company”) are engaged in the acquisition, exploration, development and extraction of precious metals. The Company owns and operates the Mulatos mine and holds the mineral rights to the Salamandra group of concessions in the State of Sonora, Mexico, which includes several known satellite gold occurrences. In addition, the Company owns the Aği Daği, Kirazli and Çamyurt gold development projects in Turkey. In 2013, the Company acquired the Esperanza Gold Project in the state of Morelos, Mexico, as well as an option to acquire a 100% interest in the Quartz Mountain Gold Project in Oregon, USA.

2.	BASIS OF PREPARATION

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting, and as such do not contain all disclosures required for annual financial statements.

The policies applied in these condensed interim consolidated financial statements are consistent with the policies disclosed in Notes 2 and 3 of the consolidated financial statements for the year ended December 31, 2013, except for the policies described below. These condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2013.

The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on October 21, 2014.

Accounting Policies in effect January 1, 2014

(i) IFRIC 21 – Levies (“IFRIC 21”) In May 2013, the IFRS Interpretations Committee (IRFIC), with the approval of the IASB, issued IFRIC 21 – Levies. IFRIC 21 provides guidance on when to recognize a liability to pay a levy imposed by government that is accounted for in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014, and is to be applied retrospectively. The adoption of IFRIC 21 had no impact on the financial statements of the Company.

(ii) IAS 32 – Offsetting of financial instruments (“IAS 32”) The amendments to IAS 32, Financial Instruments: Presentation, clarify the criteria that should be considered in determining whether an entity has a legally enforceable right of set off in respect of its financial instruments. Amendments to IAS 32 are applicable to annual periods beginning on or after January 1, 2014, with retrospective application required. There was no material impact on the Company’s unaudited interim condensed consolidated financial statements upon adoption of these amendments.

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THIRD QUARTER REPORT 2014

3.	FUTURE ACCOUNTING POLICY CHANGES ISSUED BUT NOT YET IN EFFECT

The following are new pronouncements approved by the IASB that are not yet effective and have not been applied in preparing these financial statements, however, they may impact future periods.

(i) IFRS 9 Financial Instruments (Revised) was issued by the IASB in October 2010. It incorporates revised requirements for the classification and measurement of financial liabilities, and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: Recognition and Measurement. The revised financial liability provisions maintain the existing amortised cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss – in these cases, the portion of the change in fair value related to changes in the entity’s own credit risk is presented in other comprehensive income rather than within profit or loss. On July 24, 2014, the IASB issued the final version of IFRS 9 with an effective adoption date of January 1, 2018, with early adoption permitted. The impact of IFRS 9 on the Company’s financial instruments has not yet been determined.

(ii) IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) was issued in May 2014, which covers principles for reporting about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. IFRS 15 is effective for annual periods beginning on or after January 1, 2017. The Company has commenced a review process to determine the impact of adopting this standard on its consolidated financial statements.

(iii) IAS 16 Property, Plant and Equipment (IAS 16) and IAS 38, Intangibles (IAS 38) were issued in May 2014 and prohibit the use of revenue-based depreciation methods for property, plant and equipment and limits the use of revenue-based amortization for intangible assets. These amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively. The Company does not expect that the adoption of these amendments will have a material impact on its consolidated financial statements.

4.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Financial Assets and Liabilities

The carrying value of the Company’s financial instruments is classified into the following categories:

	September 30, 2014	December 31, 2013
	($000)	($000)
Fair value through profit or loss (“FVTPL”) (1)	375,167	417,455
Derivative instruments designated as FVTPL (2)	—	442
Available-for-sale securities (3)	1,728	1,896
Loans and receivables(4)	25,218	11,200
Derivative contracts designated as FVTPL(5)	—	—
Other financial liabilities (6)	(43,921)	(25,449)

(1)	Includes cash of $265.3 million (December 31, 2013 - $238.0 million), cash equivalents of $109.9 million (December 31, 2013 – $171.7 million) and nil short-term investments (December 31, 2013 – $7.8 million).
(2)	Includes the Company’s investment in the warrants of a publicly traded company. During the nine-month period ended September 30, 2014, the Company disposed of the warrants resulting in a $0.4 million gain recorded in other income.
(3)	Included the Company’s investment in the common shares of publicly traded entities.
(4)	As permitted by Mexican tax law, the Company offset $12.9 million of Mexican value-added tax receivables against its current taxes payable liability in 2014 (December 31, 2013 - $19.0 million) which is not reflected in the Consolidated Statements of Cash Flows.
(5)	Includes the Company’s foreign currency forward which, for accounting purposes, are not designated as effective hedges. These are classified within accounts payable and accrued liabilities in the consolidated balance sheet.
(6)	Includes all other accounts payable and accrued liabilities, dividends payable, income taxes payable, and certain other liabilities.

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THIRD QUARTER REPORT 2014

For all financial assets and liabilities listed above, fair value approximates carrying value as at September 30, 2014 and December 31, 2013.

The Company has determined that AFS instruments, other financial assets and financial liabilities fall within level 1 of the fair value hierarchy, and all other financial instruments (including derivative contracts) outstanding as at the date of the statement of financial position fall within level 2 of the fair value hierarchy.

b)	Derivative Financial Instruments

The Company may utilize financial instruments to manage the risks associated with fluctuations in the market price of gold and foreign exchange rates. As at September 30, 2014, the Company did not have any gold forward contracts outstanding (December 31, 2013 – nil). Gold forward contracts are not designated as effective hedges.

At September 30, 2014, the Company had outstanding a contract to deliver $5 million Canadian dollars (“CAD”) in exchange for a fixed amount of USD in December, 2014, at a CAD:USD rate of 1.11:1. The mark-to-market loss associated with this contract as at September 30, 2014 was nominal (December 31, 2013 – nominal). These foreign currency forward contracts are not designated as effective hedges.

5.	INVENTORY

	September 30, 2014	December 31, 2013
	($000)	($000)
Precious metals dore and refined precious metals	8,052	4,060
In-process precious metals	29,354	13,093
Ore in stockpiles	5,314	2,696
Parts and supplies	19,918	20,819

	62,638	40,668
Less: Non-current portion	(5,314)	(2,696)

	$57,324	$37,972

The amount of inventory charged to operations as mining and processing costs during the three and nine-month period ended September 30, 2014 was $21.7 million and $60.0 million (three and nine-month September 30, 2013 - $20.5 million and $60.7 million, respectively). The amount of inventory charged to operations as amortization in the three and nine-month period ended September 30, 2014 was $8.5 million and $23.4 million, respectively (three and nine-month periods ended September 30, 2013 - $13.3 million and $39.5 million, respectively).

6.	EXPLORATION AND EVALUATION ASSETS

The Company classifies the Aği Daği, Kirazli, and Çamyurt Projects in Turkey, the Esperanza Gold Project in Mexico, and the Quartz Mountain Project in Oregon as exploration and evaluation assets. Exploration and evaluation assets are not subject to amortization.

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THIRD QUARTER REPORT 2014

The following is a continuity of the Company’s exploration and evaluation assets for the nine-month period ended September 30, 2014.

	Mexico	Turkey	United States	Total
	($000)	($000)	($000)	($000)
Cost as at January 1, 2013	—	127,015	—	127,015
Additions	1,411	18,075	1,951	21,437
Acquisitions	62,222	—	3,713	65,935

Cost as at December 31, 2013	63,633	145,090	5,664	214,387
Additions	3,114	1,086	—	4,200

Cost as at September 30, 2014	66,747	146,176	5,664	218,587

7.	MINERAL PROPERTY, PLANT AND EQUIPMENT

The Company owns 100% of the Salamandra group of concessions in Mexico. Included within the Salamandra group of concessions is the Mulatos mine which began operations in 2005.

The majority of the Company’s property, plant and equipment in operations is amortized on a units-of-production basis over an estimated eight year mine life. Certain mining and office equipment is amortized on a straight line basis over periods ranging from two to five years.

The following is a continuity of the Company’s mineral property, plant and equipment for the nine-month period ended September 30, 2014.

	Mining plant and equipment	Office and computer equipment	Construction in progress	Subtotal	Mineral property and deferred development	Total
	($000)	($000)	($000)	($000)	($000)	($000)
Cost as at January 1, 2014	$230,856	$5,752	$3,031	$239,639	$179,452	$419,091
Additions	11,202	499	7,791	19,492	20,405	39,897
Disposals	(23,060)	—	—	(23,060)		(23,060)

Cost as at September 30, 2014	$218,998	$6,251	$10,822	$236,071	$199,857	$435,928

Accumulated amortization and impairment as at January 1, 2014	$125,275	$2,934	$—	$128,209	$87,970	$216,179
Amortization expense	14,935	691	—	15,626	21,742	37,368
Disposals	(18,674)	—	—	(18,674)	—	(18,674)

Accumulated amortization and impairment as at September 30, 2014	$121,536	$3,625	$—	$125,161	$109,712	$234,873

Net book value as at September 30, 2014	$97,462	$2,626	$10,822	$110,910	$90,145	$201,055

Net book value as at December 31, 2013	$105,581	$2,818	$3,031	$111,430	$91,482	$202,912

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THIRD QUARTER REPORT 2014

8.	DIVIDENDS PAYABLE

Nine months ended September 30, 2014
($000)
Paid during the period	12,736
Declared and payable	12,736

$25,472

Weighted average number of common shares outstanding	127,399,000
Dividend per share	$0.10

Cumulative dividends accrued and paid (included in retained earnings)	$96,621

9.	DECOMMISSIONING LIABILITY

A decommissioning liability is recognized in the period in which it is incurred, on a discounted cash flow basis, if a reasonable estimate can be made. The liability accretes to its full value over time through charges to earnings. In addition, the discounted value is added to the carrying amount of the Company’s mineral property, plant and equipment, and is amortized on a units-of-production basis over the life of the Mine.

A continuity of the decommissioning liability is as follows:

Nine months ended September 30, 2014
($000)
Obligations at beginning of period	21,406
Revisions in estimated cash flows and changes in assumptions	—
Payments made against the liability	(1,062)
Accretion of discounted cash flows	1,048

Obligations at end of period	$21,392

10.	SHARE CAPITAL

a)	Authorized share capital of the Company consists of an unlimited number of fully paid common shares without par value.

	Number of Shares	Amount
		($000)
Outstanding at December 31, 2013	127,708,988	$510,473
Shares repurchased and cancelled (b)	(351,502)	(1,405)

Outstanding at September 30, 2014	127,357,486	$509,068

b)	Normal Course Issuer Bid

On April 25, 2013, the Company announced the intention to repurchase shares through a Normal Course Issuer Bid (“NCIB”). The NCIB commenced on April 30, 2013 and concluded on April 30, 2014. During the nine-month period ended September 30, 2014, the Company repurchased and cancelled 351,502 common shares at a total purchase price of $3.2 million. Of the $3.2 million paid, $1.4 million was recognized as a reduction to share capital, with the remaining $1.8 million recognized as a charge to retained earnings.

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THIRD QUARTER REPORT 2014

c)	Stock options

The Company has a stock option plan (the “Plan”), originally approved by the Board of Directors (the “Board”) on April 17, 2003, and amended and ratified on May 25, 2007, May 15, 2008, April 7, 2009, September 2, 2010 and May 31, 2012, which allows the Company to grant incentive stock options to officers of the Company. Under the Plan, the number of shares reserved for issuance cannot exceed 7% of the total number of shares which are outstanding on the date of grant. The exercise price, term (not to exceed ten years) and vesting provisions are authorized by the Board at the time of the grant. The plan is subject to shareholder approval and ratification every three years.

Stock options granted under the Plan are exercisable for a five-year period. Incentive stock options granted vest 1/3 on the first anniversary date, 1/3 on the second anniversary and 1/3 on the third anniversary date.

The following is a continuity of the changes in the number of stock options outstanding for the nine-month period ended September 30, 2014:

	Number	Weighted average exercise price ($CAD)
Outstanding at December 31, 2013	4,704,200	$14.83

Granted	835,000	9.17
Forfeited	(784,900)	13.54

Outstanding at September 30, 2014	4,754,300	$14.05

There were no stock options exercised in the nine-month period ended September 30, 2014. For the nine-month period ended September 30, 2013, 464,500 options were exercised at an average exercise price of CAD$16.55.

For the nine-month period ended September 30, 2014, the Company granted 835,000 incentive stock options compared to 857,200 stock options in the nine-month period ended September 30, 2013.

The fair value of stock options granted were estimated using the Black-Scholes option pricing model with the following assumptions:

For options granted in the nine-month period ended:	September 30, 2014	September 30, 2013
Weighted average share price at grant date	$9.17	$15.10
Risk-free rate	1.05% – 1.44%	1.02%-1.43%
Expected dividend yield	2.3%	1.3%-1.4%
Expected stock price volatility (based on historical volatility)	43%	40%-50%
Expected life, based on terms of the grants (months)	30-60	30-60
Weighted average per share fair value of stock options granted	$2.57	$4.70

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate, and therefore it is management’s view that the existing models may not provide a single reliable measure of the fair value of the Company’s stock option grants.

As at September 30, 2014, 3,360,400 stock options were exercisable. The remaining 1,393,900 outstanding stock options vest over the following three years.

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THIRD QUARTER REPORT 2014

Stock options outstanding and exercisable as at September 30, 2014:

	Outstanding			Exercisable
Range of exercise prices ($CAD)	Number of options	Weighted average exercise price ($CAD)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price ($CAD)
$8.01 - $10.00	770,000	9.17	4.66	—	—
$10.01 - $14.00	100,000	13.04	0.39	100,000	13.04
$14.01 - $15.00	2,568,000	14.65	1.05	2,568,000	14.65
$15.01 - $17.50	1,316,300	15.80	3.17	692,400	15.97

	4,754,300	$14.05	2.21	3,360,400	$14.88

d)	Stock Appreciation Rights (“SARs”)

In 2011, the Company’s Board approved a cash-settled stock appreciation rights plan (“SARs Plan”) to grant incentive SARs to its directors, officers, employees and consultants. Under the SARs Plan, the number of units reserved for issuance cannot exceed 8% of the total number of common shares which are outstanding on the date of grant. The exercise price, term (not to exceed ten years) and vesting provisions are authorized by the Board at the time of the grant.

SARs granted to directors, officers, employees and certain consultants under the SARs Plan are exercisable for a five-year period. SARS granted vest 1/3 on the first anniversary date, 1/3 on the second anniversary and 1/3 on the third anniversary date.

SARs are cash-settled liabilities, which are remeasured at each reporting date and at the settlement date. Any changes in the fair value of the liability are recognized as an expense to share-based compensation in the Statements of Comprehensive Income. As at September 30, 2014, the SARs liability was $0.8 million compared to $2.4 million at December 31, 2013. The SARs liability is recorded in accounts payable and accrued liabilities in the Consolidated Statements of Financial Position.

The following is a continuity of the changes in the number of SARs outstanding for the nine-month period ended September 30, 2014:

	Number	Weighted average exercise price ($CAD)
Outstanding at December 31, 2013	2,267,400	$16.41
Granted	582,908	9.27
Forfeited	(366,733)	(16.66)

Outstanding at September 30, 2014	2,483,575	$14.70

The fair value of SARs granted were estimated using the Black-Scholes option pricing model with the following assumptions:

For SARS granted in the nine-month period ended:	September 30, 2014	September 30, 2013
Weighted average share price at grant date	$9.27	$14.75
Risk-free rate	1.02% - 1.44%	1.00%-1.72%
Expected dividend yield	1.9% - 2.3%	1.2%-1.6%
Expected stock price volatility (based on historical volatility)	41% - 44%	41%-61%
Expected life, based on terms of the grants (months)	30-60	30-60
Weighted average per share fair value of SARs granted	$2.61	$4.68

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THIRD QUARTER REPORT 2014

Stock appreciation rights outstanding and exercisable as at September 30, 2014:

	Outstanding			Exercisable
Range of exercise prices ($CAD)	Number of SARs	Weighted average exercise price ($CAD)	Weighted average remaining contractual life (years)	Number of SARs	Weighted average exercise price ($CAD)
$7.00 - $10.00	544,908	9.19	4.66	—	—
$10.01 - $13.00	207,500	12.47	3.69	55,832	12.76
$13.01 - $16.00	813,167	15.31	2.75	373,804	15.30
$16.01 - $19.00	573,000	17.22	2.42	467,661	17.28
$19.01 - $22.00	345,000	19.11	3.00	229,994	19.11

	2,483,575	$14.70	3.21	1,127,291	$16.77

e)	Restricted Share Units (“RSUs”) and Deferred Share Units (“DSUs”)

In 2013, the Company’s Board approved a cash-settled RSU plan available to its officers, employees and consultants, and a DSU plan available to its directors. Under the RSU plan, each RSU has a value equivalent to one common share of the Company. RSUs vest on December 31 of the year of the third anniversary of the grant and are settled in cash upon vesting. Additional RSUs are credited to reflect dividends paid on common shares over the vesting period. A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to share-based compensation expense. Compensation expense for RSUs incorporate an estimate for expected forfeitures.

During the nine-month period ended September 30, 2014, the Company granted 414,607 RSUs. As at September 30, 2014, there are 731,236 RSUs outstanding, for a liability of $1.5 million, which is recorded in accounts payable and accrued liabilities in the Consolidated Statements of Financial Position.

Under the DSU plan, Directors can elect to receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Directors must receive fifty percent of their annual retainer in the form of DSUs until such time that the minimum share ownership requirements have been met. Each DSU has the same value as one common share of the Company. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs is paid out. Additional DSUs are credited to reflect dividends paid on common shares. The initial fair value of the liability is calculated as of the grant date and is recognized immediately. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any change in fair value recorded as compensation expense in the period.

During the nine-month period ended September 30, 2014, the Company granted 60,497 DSUs. As at September 30, 2014, there are 91,795 DSUs outstanding, with a corresponding liability of $0.7 million, which is recorded in accounts payable and accrued liabilities in the Consolidated Statements of Financial Position.

f)	Earnings per share

Basic earnings per share amounts are calculated by dividing earnings for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period, plus the effects of the dilutive common share equivalents.

13	ALAMOS GOLD INC.

THIRD QUARTER REPORT 2014

	For the nine months ended
	September 30, 2014	September 30, 2013
Earnings (000)	$1,241	$44,066
Weighted average number of common shares outstanding	127,399,000	127,215,000

Basic earnings per share	$0.01	$0.35

Dilutive effect of stock options outstanding	4,000	178,000
Dilutive effect of share purchase warrants	—	—

	4,000	178,000
Diluted weighted average number of common shares outstanding	127,403,000	127,393,000

Diluted earnings per share	$0.01	$0.35

11.	SEGMENTED REPORTING

The Company operates in one business segment (the exploration, mine development and extraction of precious metals, primarily gold) in four geographic areas: Canada, Mexico, Turkey and the United States.

As at	September 30, 2014			December 31, 2013
	Non-current Assets	Assets	Liabilities	Non-current Assets	Assets	Liabilities
	($000)	($000)	($000)	($000)	($000)	($000)
Mexico	271,848	401,881	88,618	268,011	454,698	79,439
Turkey	146,501	151,002	276	145,598	153,769	1,742
Canada	819	332,811	17,902	713	283,753	4,896
United States	5,788	5,884	15	5,673	5,808	4

Total	$424,956	$891,578	$106,811	$419,995	$898,028	$86,081

	Nine months ended September 30, 2014		Nine months ended September 30, 2013
	Revenues	Earnings (loss)	Revenues	Earnings (loss)
	($000)	($000)	($000)	($000)
Mexico	123,877	14,177	228,356	75,967
Turkey	—	(1,876)	—	(2,067)
Canada	—	(10,635)	—	(29,520)
United States	—	(425)	—	(314)

Total	$123,877	$1,241	$228,356	$44,066

12.	COMMITMENTS AND CONTINGENCIES

a) Royalty

Production from certain concessions within the Salamandra district, including the Mulatos Mine, is subject to a production royalty payable at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs. The royalty is calculated based on the daily average London PM Fix gold market prices, not actual prices realized by the Company. Production to a maximum of two million ounces of gold is subject to royalty. As at September 30, 2014, the royalty was paid or accrued on approximately 1.3 million ounces of applicable gold production. Royalty expense for the three and nine-month period ended September 30, 2014 was $1.8 million and $6.0 million respectively (three and nine-month periods ended September 30, 2013: $2.7 million and $11.4 million respectively).

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THIRD QUARTER REPORT 2014

A third party has a 2% Net Smelter Return Royalty on production from the Company’s Aği Daği project. The Company has not recorded an accrual for this royalty at September 30, 2014 as the project is not in production. The Company is also subject to 2% state royalty on production in Turkey, subject to certain deductions.

In addition, a third party has a 3% Net Smelter Royalty on production from the Company’s Esperanza Gold Project. The Company has not recorded an accrual for this royalty at September 30, 2014, as the project is not in production.

b) Mulatos Town Relocation

The Company enters into temporary occupation agreements with the Ejido and non-Ejido members in Mexico and is also in negotiations with Ejido and non-Ejido members to relocate the existing community of Mulatos, and to acquire additional surface rights. Negotiations with the Ejido can be challenging and uncertain. There are financial and other considerations associated with the negotiating process, and failure to reach agreement could result in significant downtime and associated costs, or suspension of operations and loss of production.

The Company commenced the planned relocation of the town of Mulatos in 2007 and relocation contracts were signed with over half of the families residing in Mulatos at that time. Property owners and possessors were offered a comprehensive benefits package including compensation for their property at a premium to independent third-party valuations and/or relocation benefits. In certain cases, relocation benefits include deferred monthly payments. Since the start of the Mulatos relocation effort in 2007, the Company has invested approximately $7.5 million in property acquisition, relocation benefits, legal, and related costs. In addition, the Company has recognized a liability of $0.2 million representing the discounted value of expected future payments for relocation benefits to property owners and possessors that had signed contracts with the Company as at September 30, 2014. The discounted value of the liability was capitalized to mineral property, plant and equipment.

During 2008, the Company, through its wholly-owned subsidiaries, entered into a land purchase agreement with the Mulatos Ejido, the local landowners. Pursuant to the land purchase agreement, the Company made a payment of $1.3 million in order to secure temporary occupation rights to specified land. A second payment of approximately $1.0 million (based on current exchange rates) was to be paid once the land had been vacated and transferred to MON. However, the Ejido and its members continued in possession of most of the lands covered under the 2008 Surface Rights Agreement and therefore, the second payment was not made. In 2010, the Ejido filed with the Unitary Agrarian Court an action to nullify the 2008 Surface Rights Agreement. On June 13, 2012, the Agrarian Court resolved the judicial claim in favor of MON by dismissing the action and dicharging all of the defendants named in the lawsuit, including MON.

On March 1, 2014, MON entered into an amendment agreement with the Ejido (the “2014 Amendment Agreement”) to formally resolve all the remaining disputes between the parties relating to the previous Surface Rights Agreements. In April 2014, certain Ejido members filed a lawsuit requesting access to the 2014 Amendment Agreement for the purposes of potentially challenging the land allocation approved by the March 1, 2014 Ejido meeting. The Company expects to obtain a positive resolution to claims challenging the propriety of the 2014 Amendment Agreement.

Additional future property acquisition, relocation benefits, legal and related costs may be material. The Company cannot currently determine the expected timing, outcome of negotiations or costs associated with the relocation of the remaining property owners and possessors and potential land acquisitions.

c) Quartz Mountain Property – Option Agreement

As part of the acquisition of Orsa, the Company inherited an option agreement with Seabridge Gold Inc. (“Seabridge”) whereby Seabridge’s wholly-owned subsidiary, Seabridge Gold Corporation (“SGC”) granted the

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THIRD QUARTER REPORT 2014

Company the exclusive option to earn a 100% interest in the Quartz Mountain Gold Property (“Quartz Mountain”) and all of SGC’s undivided 50% beneficial joint venture interest in the adjacent Angel’s Camp Gold Property (“Angel’s Camp”), together, the “Properties”. Both properties are located in Lake County, southern Oregon on the northern extension of the Basin and Range Province of Nevada. Both properties are subject to underlying royalties.

The principal terms under the Option Agreement remain wherein Orsa will:

•	Pay SGC an additional CAD$2,000,000 cash or, at Seabridge’s election, issue the equivalent value of Alamos common shares, eighteen (18) months following the Final Acceptance Date. The Company made this payment on October 23, 2013.

•	Deliver to Seabridge a National Instrument 43-101 – Standards of Disclosure for Mineral Projects compliant feasibility study (the “Feasibility Study”) in respect of the property no later than the date it makes the decision to bring a mine on the property into production.

•	Pay SGC an additional CAD$3,000,000 in cash or, at Seabridge’s election, issue the equivalent value of Alamos common shares, within five business days of the completion of the Feasibility Study.

•	Within 10 business days of determining that a mine on the Properties has been permitted and bonded, give notice thereof to Seabridge. Within 30 days of the Company giving such notice, Seabridge must elect to receive a lump sum payment of CAD$15,000,000 or accept a two percent Net Smelter Returns Royalty in respect of the properties. If Seabridge has elected to receive the additional cash consideration of $15,000,000, the Company must make the payment on or before the 60th day after the Company has determined that the mine has been permitted and bonded.

•	Upon completion of the above requirements, the Company will have exercised the options and will acquire all of SGC’s interests in Quartz Mountain and Angel’s Camp, and will assume all of its obligations under the underlying agreements relating to the properties.

•	The Agreement provides that the Company may terminate its interest in either the Quartz Mountain or Angel’s Camp option separately, however termination of either option will not affect the consideration payable to exercise the remaining option.

16	ALAMOS GOLD INC.